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                                                          Exhibit 4

Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey  07890

February 3, 1999

To Our Stockholders:

On February 2, 1999, your Board of Directors approved an Amended and Restated Stockholder Rights Plan to revise certain of the terms and conditions of the Rights originally distributed to stockholders in November 1989 and to extend the term of the plan, which would have expired in November 1999, to February 2, 2009. The Rights are attached to all shares of Selective Common Stock and are not currently exercisable.

The Rights are intended to afford protection to stockholders in the event of an unsolicited attempt to acquire Selective for an inadequate price or on terms which do not treat all stockholders equally or fairly. The Board believes that any such efforts would not be in the best interests of stockholders and could adversely impact stockholder's investment in Selective and deny them the opportunity to realize the full value and potential of their shares.

The Rights Plan, as amended and restated, was not adopted in response to any specific effort to acquire control of Selective, and we are not aware of any such effort. After careful consideration, however, your Board believes that the continuation of our Rights Plan, as amended and restated, is a reasonable and appropriate response to the risks posed to stockholder interests by the possibility of a future unsolicited attempt to acquire Selective.

We have enclosed a summary of the Rights Plan for your information.

Very truly yours,

/S/ James W. Entringer

James W. Entringer
Chairman of the Board and
Chief Executive Officer

Enclosure